UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)
CEPTON, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 101
(CUSIP Number)

Satoshi Kabashima KOITO MANUFACTURING CO., LTD. 4-8-3, Takanawa, Minato-ku Tokyo 108-8711 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 15673X 101
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 19,624,741 shares of Common Stock
	8.	Shared Voting Power 66,501,137 shares of Common Stock*
	9.	Sole Dispositive Power 19,624,741 shares of Common Stock
	10.	Shared Dispositive Power 66,501,137 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,125,878 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.1%**
14.	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the 66,501,137 shares of Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of the Voting Support Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 156,409,142 shares of Common Stock outstanding as of October 18, 2022, as represented by the Issuer in the Investment Agreement (as defined in Item 4).

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Item 1. Security and Issuer

This statement constitutes Amendment Number 4 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and its designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 18, 2022 (as amended from time to time, the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended by adding the following paragraph:

The description of the Transaction set forth and defined in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Investment will be obtained through Reporting Person’s existing resources including cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended by adding the following paragraphs:

Investment Agreement

On October 27, 2022, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with the Reporting Person, pursuant to which, among other things, at the closing of the transactions contemplated thereby (the “Closing”), and on the terms and subject to the conditions set forth therein, the Issuer will issue and sell to the Reporting Person, 100,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (“Series A Preferred Stock”), convertible for common stock, par value $0.00001 per share, of the Issuer (the “Common Stock”), for a purchase price of $100,000,000 (the “Purchase Price”) (the “Transaction”). The proceeds of the Transaction will be used first, to pay any outstanding loan under the Investor Loan Agreement (as defined below), and second, for the continued development of the Issuer’s Lidar technology and general corporate purposes.

The board of directors of the Issuer (the “Board”) has (a) determined that it is advisable and in the best interests of the Issuer and its stockholders (the “Company Stockholders”) that the Issuer enter into the Investment Agreement and the other Transaction Documents and consummate the Transaction and the other transactions contemplated thereby on the terms and subject to the conditions set forth therein, (b) approved the Investment Agreement, the other Transaction Documents, the Transaction and the other transactions contemplated thereby on the terms and subject to the conditions set forth therein, (c) directed that the Transaction be submitted to the Company Stockholders for approval and (d) recommends that the Company Stockholders approve the Transaction (such recommendation, the “Board Recommendation”)

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Investment Agreement.

Conditions to the Closing

The Closing is subject to various customary mutual closing conditions, including, among others, (a) approval of the Transaction by the affirmative vote of the majority of the total votes cast on such matter (with abstentions and broker non-votes not counted as votes “FOR” or “AGAINST” the matter) (the “Requisite Stockholder Approvals”) and (b) the absence of legal restraints. The obligations of the Reporting Person, on the one hand, and the Issuer, on the other hand, to consummate the Closing are further subject to the satisfaction by the Issuer and the Reporting Person, respectively, of additional conditions to Closing, including, among others, the accuracy of representations and warranties subject to negotiated qualifiers, the performance of covenants in all material respects, the delivery of customary closing deliverables, in each case by the other party. The obligations of the Reporting Person to consummate the Closing are further subject to additional conditions including, among others, the reservation and approval for listing on NASDAQ of the shares of Common Stock underlying the Series A Preferred Stock, the receipt by the Reporting Person of an executed payoff letter from Trinity Capital in respect of the Trinity Capital Loan Agreement, the receipt by the Reporting Person of a copy of a conditional resignation letter by a director to be

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effective as of the Closing, the absence of a Company Material Adverse Effect and the absence of an event of default under the Investor Loan Agreement.

No Solicitation

From and after the date of signing of the Investment Agreement until the earlier to occur of the termination of the Investment Agreement pursuant to the terms thereof and the Closing, without the Reporting Person’s consent, the Issuer has agreed not to, and has agreed to cause its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, the “Representatives”) not to and that they will not, directly or indirectly: (a) solicit, initiate or knowingly encourage any Acquisition Transaction; or (b) enter into, or undertake to enter into, any contract for an Acquisition Transaction, or any contract requiring the Issuer to abandon, terminate or fail to consummate the issuance of the Series A Preferred Stock to the Reporting Person or the Transaction.

Notwithstanding this limitation, the Issuer may, under certain circumstances, participate or engage in discussions or negotiations with, or provide information to third parties with respect to an Acquisition Proposal that the Board determines constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

The Board may effect a Company Board Recommendation Change in response to (a) an Intervening Event or (b) an Acquisition Proposal that was not received in violation of the no solicitation provision that the Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, in each case, if, after providing certain “match” rights to the Reporting Person with respect thereto, the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law.

Termination Rights

The Investment Agreement contains certain termination rights for the Issuer and the Reporting Person, including, among other things: (a) by mutual written agreement of the Reporting Person and the Issuer; (b) by the Reporting Person or the Issuer, in the event of a permanent legal restraint; (c) by the Reporting Person or the Issuer, if the Closing has not occurred by 11:59 p.m., New York City time, on March 31, 2023; (d) by the Reporting Person or the Issuer, if the Issuer fails to obtain the Requisite Stockholder Approvals at the Company Stockholder Meeting; (e) by the Reporting Person, if the Board changes the Board Recommendation, (f) by the Reporting Person, if the Issuer has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Investment Agreement, which breach or failure to perform would result in a failure of a closing condition to be fulfilled, subject to cure rights; and (g) by the Issuer, if the Reporting Person has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Investment Agreement, which breach or failure to perform would result in a failure of a closing condition to be fulfilled, subject to cure rights.

The Issuer will be required to pay the Reporting Person a termination fee equal to $3,000,000 if the Investment Agreement is terminated pursuant to clauses (c), (d), (e) or (f) of the preceding paragraph and, in each case, the Issuer within 12 months after the date of the Investment Agreement enters into a definitive agreement for an alternative transaction (which is subsequently consummated). The Issuer will be required to reimburse the Reporting Person for an amount not to exceed $1,000,000 for reasonable, documented out-of-pocket expenses if the Investment Agreement is terminated pursuant to clauses (c), (d) or (e) of the preceding paragraph, with such expense reimbursement to be cumulative with the termination fee, as applicable.

Other Terms of Investment Agreement

The Investment Agreement contains customary representations and warranties from the Reporting Person and the Issuer, and each party has agreed to covenants, including, among others, covenants relating to (a) the conduct of the Issuer’s business during the interim period between the execution of the Investment Agreement and the Closing (which, among other things, is subject to the Reporting Person Consent Rights (as defined below)); (b) the use of reasonable best efforts to complete the Transaction; (c) the preparation of the proxy statement and related Company Stockholder Meeting; (d) access rights; and (f) the composition of the Board immediately after the Closing.

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The foregoing summary of the Investment Agreement and the transactions contemplated by the Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which is filed as Exhibit 99.1 to this Statement and incorporated herein by reference.

Investor Rights Agreement

Board and Committee Rights

At the Closing, the Issuer and the Reporting Person will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, immediately following the Closing, the Issuer is obligated to take all necessary action to ensure that the Board will consist of a total of seven directors: two designees of the Reporting Person (inclusive of Mr. Takayuki Katsuda, who is currently a director), and five individuals (including Dr. Jun Pei, the Issuer’s President and Chief Executive Officer and Chairman of the Board) who are currently directors of the Issuer. The Reporting Person will be entitled to have its designees appointed to the Nominating and Corporate Governance Committee and Compensation Committee of the Board, subject to satisfaction of applicable committee membership requirements.

Under the Investor Rights Agreement, the Issuer is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by the Reporting Person that is proportional to the Reporting Person’s beneficial ownership interest in the Issuer, provided, however, that the Reporting Person will not be entitled to nominate for election a number of individuals that would constitute a majority of the Board. In addition, the Reporting Person’s designation rights will be reduced to one director at such time as the Reporting Person ceases to beneficially own at least 10% of the outstanding shares of Common Stock (on an as-converted basis) and the Reporting Person will no longer have any rights to designate a nominee to serve on the Board at such time as the Reporting Person ceases to beneficially own at least 5% of the outstanding shares of Common Stock (on an as-converted basis).

Transfer Restrictions

Pursuant to the Investor Rights Agreement and subject to certain exceptions, the Reporting Person will agree, for one year after the Closing Date, not to Transfer (as defined in the Investor Rights Agreement) any shares of Series A Preferred Stock held by the Reporting Person, including any shares of Common Stock issued or issuable upon conversion of such shares of Series A Preferred Stock.

Investor Consent Rights

Pursuant to the terms of the Investor Rights Agreement, the prior written consent of the Reporting Person (the “Investor Consent Rights”) will be required for the Issuer to effect or validate certain enumerated actions in the Investor Rights Agreement for so long as the Reporting Person beneficially owns a number of shares of Common Stock representing at least 75% of the number of shares of Common Stock held by the Reporting Person as of the Closing Date after giving effect to the Transaction and including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, including, but not limited to: (i) issuing securities that are senior or pari passu to the Series A Preferred Stock, (ii) declaring or paying dividends, (iii) acquiring, redeeming or repurchasing capital stock, (iv) incurring debt or liens for borrowed money in excess of specified amounts, (v) entering into related party transactions, (vi) amending the Issuer’s charter or bylaws, (vii) changing the size of the Board, (viii) adopting a poison pill (unless it grandfathers in the Reporting Person), (ix) making acquisitions in excess of specified amounts, (x) selling, leasing or transferring assets or properties, or incurring liens (other than certain permitted liens) in excess of specified amounts, (xi) increasing the number of shares reserved for issuance under the Issuer’s existing equity incentive plans beyond automatic annual increases currently provided for under such plans, (xii) transfers or abandonment of, or incurrence of liens on, the Issuer’s material intellectual property and (xiii) capital expenditures in excess of specified amounts.

Preemptive Rights

Pursuant to the terms of the Investor Rights Agreement and subject to certain exceptions, when the Issuer authorizes the issuance or sale of any Common Stock or Equity-Linked Securities (as defined in the Investor Rights Agreement), the Issuer will be required to first offer to sell to the Reporting Person a proportion of such Common Stock or Equity-Linked Securities sufficient for the Reporting Person to maintain its pro rata share in the Common

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Stock (on an as-converted, exchanged or exercised basis, as applicable) prior to the issuance or sale of such Common Stock or Common Stock or Equity-Linked Securities to such other person, with the consummation of the sale or issuance to such other person and to the Reporting Person to occur on the same date, subject to certain exceptions.

Registration Rights

Pursuant to the Investor Rights Agreement, among other things, and subject to certain limitations set forth therein, the Issuer will be obligated to prepare and file within 300 days after the Closing Date a registration statement registering shares of Common Stock held by any holder of Series A Preferred Stock, including any shares of Common Stock acquired by any holder pursuant to the conversion of, or as a dividend on, the Series A Preferred Stock (the “Registrable Securities”).

In addition, pursuant to the Investor Rights Agreement, holders of Registrable Securities will have the right to require the Issuer, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering. The Issuer is not obligated to effect an underwritten offering (a) more than twice in any 365-day period, (b) if the anticipated gross proceeds are less than $25 million (unless the Reporting Person is proposing to sell all of its remaining Registrable Securities), or (c) during a Quarterly Blackout Period (as defined in the Investor Rights Agreement).

The Investor Rights Agreement also provides holders of Registrable Securities with certain customary piggyback registration rights and indemnification rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.

Termination

The Investor Rights Agreement will terminate with respect to the Reporting Person upon the mutual agreement in writing among the Issuer and the Reporting Person, other than termination provisions applicable to particular sections of the Investor Rights Agreement that are specifically provided in the Investor Rights Agreement. The Investor Rights Agreement will terminate automatically with respect to any other party thereto at such time as such party ceases to own any Registrable Securities.

The foregoing summary of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the substantially final form of Investor Rights Agreement, which is attached as an exhibit to the Investment Agreement and incorporated herein by reference.

Certificate of Designations Designating the Series A Preferred Stock

As a condition to the Closing, the Issuer will file with the Secretary of State of the State of Delaware a Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) designating the Series A Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the shares of Series A Preferred Stock. The Certificate of Designations will become effective upon filing.

Ranking; Dividends

The Series A Preferred Stock will rank senior to the shares of the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer and will rank junior to all secured and unsecured indebtedness. The Series A Preferred Stock has a liquidation preference equal to the initial purchase price of $1,000.00 per share, increased by accrued but unpaid dividends per share (the “Liquidation Preference”). The holders of Series A Preferred Stock will be entitled to participate in all dividends declared on the Common Stock on an as-converted basis and will also be entitled to a cumulative dividend at the rate of 3.250% per annum, if paid in cash, or 4.250% per annum, if paid “in kind”,

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payable quarterly in arrears and subject to a maximum increase of 1.0% under certain specified circumstances, in each case, subject to the terms and conditions set forth in the Certificate of Designations.

Conversion Rights

Subject to certain anti-dilution adjustments, including with respect to certain issuances with an effective price below the then current Conversion Price (as defined in the Certificate of Designations), and customary provisions related to partial dividend periods, the Series A Preferred Stock will be convertible at the option of the holders thereof at any time following the one year anniversary of the issuance date into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), which shall initially be approximately 386.8472:1 based on the initial Conversion Price of $2.585; provided that each converting holder will receive cash in lieu of fractional shares (if any).

Solely with respect to shares of Series A Preferred Stock held by the Reporting Person or an Affiliate of the Reporting Person that is a Permitted Transferee (as defined in the Certificate of Designations) (such shares, the “Investor Shares”), any time after the Issuer having recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after the fifth (5th) anniversary of the Closing, the Issuer may deliver a notice to convert all (but not less than all) of the outstanding Investor Shares into shares of Common Stock if the closing sale price of the Common Stock has been greater than or equal to 200% of the Conversion Price as of such time for at least twenty (20) trading days (whether or not consecutive) in the thirty (30) consecutive trading day period (including the last trading day of such period) immediately prior to the date of such notice (“Market Price Condition”), in which case such Investor Shares must be converted within twelve (12) months.

Solely with respect to shares of Series A Preferred Stock that are not Investor Shares (such shares, the “Non-Investor Shares”), if the Market Price Condition is satisfied at any time after the seventh (7th) anniversary of the Closing, then the Issuer may deliver a written notice to each holder (other than holders of Investor Shares) informing such holder that all, but (not less than all), of such holder’s Series A Preferred Stock will automatically convert into shares of Common Stock on the date specified by the Issuer.

Pursuant to the provisions described in the preceding two paragraphs, each share of Series A Preferred Stock then outstanding shall be converted into (A) a number of shares of Common Stock equal to the Liquidation Preference for such share of Series A Preferred Stock divided by the Conversion Price then in effect plus (B) cash in lieu of fractional shares as set out in the Certificate of Designations.

The actual conversion date of any shares of Series A Preferred Stock may be subject to delay in order to satisfy any regulatory approvals that may be necessary in connection therewith, subject to certain Company repurchase rights with respect to shares of Series A Preferred Stock that are not promptly converted following receipt of applicable regulatory approvals.

Company Repurchase Option

The Issuer has the option, upon thirty (30) days’ advance notice, to (A) repurchase all (but not less than all) of the outstanding Investor Shares on or after the second anniversary of the Closing occurring after the end of the applicable fiscal year for which the Issuer has recorded positive net income, if the Issuer has recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after the fifth (5th) anniversary of the Closing and (B) all or any portion of the outstanding Non-Investor Shares any time after the seventh (7th) anniversary of the Closing. The purchase price of any shares of Series A Preferred Stock repurchased pursuant to this option is equal to the greater of (A) the Liquidation Preference and (B) the amount per share of Series A Preferred Stock equal to the number of shares of Common Stock that such holder would have received had such holder converted such share of Series A Preferred Stock into Common Stock multiplied by the arithmetic average of the volume-weighted average price per share of Common Stock for each of the ten (10) consecutive full trading days immediately preceding the day of such advance notice.

Fundamental Change Put Right

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If the Issuer undergoes a Fundamental Change (as defined in the Certificate of Designations), each holder of outstanding shares of Series A Preferred Stock will have the option to require the Issuer to purchase any or all of its shares of Series A Preferred Stock at a purchase price per share of Series A Preferred Stock equal to the Liquidation Preference of such share of Series A Preferred Stock as of the applicable date (“Fundamental Change Repurchase”).In lieu of electing a Fundamental Change Repurchase, such holder may elect to convert such shares of Series A Preferred Stock, at 110% of the then current Conversion Rate. A “Fundamental Change” will occur upon, among other things, (A) any person or group of persons other than the Reporting Person Parties (as defined in the Certificate of Designations) owning, directly or indirectly, more than 50% of the total voting power of the Issuer’s voting stock, (B) consummation of any recapitalization, reclassification, share exchange, consolidation, merger, sale of all or substantially all of the Issuer’s assets or similar transactions, (C) approval by the Company Stockholders of any liquidation or dissolution of the Issuer, (D) the Common Stock ceasing to be listed on the New York Stock Exchange or NASDAQ or (E) solely with respect to the Investor Shares, the Issuer entering into certain acquisition or strategic transactions with a Competitor (as defined in the Certificate of Designations), in each case subject to certain exceptions as set forth in the Certificate of Designations.

Voting Rights

The holders of shares of Series A Preferred Stock will have no voting rights except that the vote or consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding is required with respect to certain actions that would have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock, the creation and issuance of shares of the Issuer’s capital stock that would rank pari passu or senior to the Series A Preferred Stock and any increase or decrease in the authorized number of shares of Series A Preferred Stock or issuance of shares of Series A Preferred Stock after the issuance date, subject to certain exceptions. In such cases, the holders of Series A Preferred Stock will have one vote per share on any matter on which the holders of Series A Preferred Stock are entitled to vote.

Taxes

In light of the Reporting Person being a non-U.S. person, the Issuer has agreed to certain tax treatment, tax withholding and other matters as specified in the Certificate of Designations.

The foregoing description of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the substantially final form of Certificate of Designations, which is attached as an exhibit to the Investment Agreement and incorporated herein by reference.

Voting Support Agreements

Concurrently with the execution of the Investment Agreement, the Reporting Person and the Issuer entered into with each of Dr. Jun Pei, the Issuer’s President and Chief Executive Officer and Chairman of the Board, Dr. Jun Ye, a member of the Board, and Dr. Mark McCord, the Issuer’s Chief Technology Officer (the “Supporting Stockholders”) Voting Support Agreements in their capacities as stockholders (each, a “Voting Support Agreement”). Each Voting Support Agreement provides, among other things, to cause the outstanding shares of Common Stock beneficially owned by such Supporting Stockholder as of the record date for the meeting of the Issuer’s stockholders at which the Requisite Stockholder Approvals will be sought to, among other things, (a) be present for purposes of establishing a quorum, (b) be voted in favor of any matters necessary or reasonably requested by the Issuer for consummation of the transactions contemplated by the Investment Agreement, (c) be voted against any Acquisition Proposal or Acquisition Transaction or any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect any of the transactions contemplated by the Investment Agreement, (d) be subject to a voting proxy pursuant to which the Reporting Person will be such Supporting Stockholder’s attorney-in-fact and proxy. As of October 26, 2022, the 66,501,137 shares of Common Stock beneficially owned by the Supporting Stockholders and subject to the Voting Support Agreements, together with the 19,624,741 shares of Common Stock beneficially owned by the Reporting Person, represent approximately 55% of the outstanding shares of Common Stock entitled to vote at such special meeting. The affirmative vote by all of the Supporting Stockholders, together with the affirmative vote of the Reporting Person, will constitute the Requisite Stockholder Approvals at the time of the special meeting and will be sufficient to establish a quorum. Notwithstanding the foregoing, in the event of a Company Board Recommendation Change prior to the time of the special meeting at which the Requisite Stockholder Approvals will be sought, the number of

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shares of Common Stock that will be voted pursuant to the Voting Support Agreements will be reduced such that, the number of shares of Common Stock beneficially owned by the Supporting Stockholders together with the number of shares of Common Stock beneficially owned by the Reporting Person will represent, in the aggregate, 25% of the total number of outstanding shares of Common Stock entitled to vote at such special meeting, which will not be sufficient to establish a quorum and may or may not be sufficient to constitute the Requisite Stockholder Approvals at the time of the special meeting (if a quorum is present).

The Voting Support Agreements also include exclusivity provisions that subject the Supporting Stockholders to restrictions similar to those described above under “Investment Agreement – No Solicitation.”

The foregoing summary of the Voting Support Agreements does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Support Agreements, the form of which is filed as Exhibit 99.5 to this Statement and incorporated herein by reference.

Investor Loan Agreement

Concurrently with the execution of the Investment Agreement, the Reporting Person and Cepton Technologies, Inc. (the “Borrower”) entered into a Secured Term Loan Agreement (the “Investor Loan Agreement”), pursuant to which the Reporting Person agreed to make a loan to the Borrower in the amount of ¥5.8 billion (the “Loan”), the proceeds of which will be used to repay amounts outstanding under the Trinity Capital Loan and for working capital and general corporate purposes. The Loan will be advanced upon six business days’ notice from the Borrower, subject to satisfaction of customary conditions to funding, provided that the Reporting Person’s commitment will expire on the date that is twelve (12) business days after the date of the Investor Loan Agreement or such other date as agreed to in writing by the Reporting Person.

At the Borrower’s request, the Reporting Person will convert all or any portion of the proceeds of the Loan from Yen to Dollars prior to disbursement thereof and transfer the Dollar equivalent of the Loan proceeds less any applicable foreign exchange costs as directed by the Borrower. Any unexchanged remaining amount will also be deposited to the Borrower’s account. Amounts repaid or prepaid in respect of the Loan may not be reborrowed.

The Loan will accrue interest at a rate equal to 1.0% per annum and will be payable at maturity. The Loan will mature on the earlier of three business days after the Closing and the date on which the Investment Agreement is terminated in accordance with its terms (the “Maturity Date”). The Borrower may elect to prepay all or any portion of the amounts owed prior to the Maturity Date, together with all accrued and unpaid interest as of the date of such prepayment, subject to certain notice and minimum denomination requirements.

Pursuant to the Investor Loan Agreement, the Borrower will be required to enter into a Security Agreement and a Patent Security Agreement, pursuant to which, effective upon the Borrower’s receipt of the Loan, the obligations of the Borrower under the Investor Loan Agreement will, effective as of the date of the Borrower’s receipt of the Loan, be secured by substantially all of the personal property of the Borrower, including all patents.

The Investor Loan Agreement contains customary representations and warranties relating to organization and good standing, corporate power and enforceability, registration as an investment company, consents required to consummate the Loan, use of proceeds and solvency. The Investor Loan Agreement also contains covenants that will require the Borrower to conduct its business in the ordinary course, provide notice of certain changes, not take certain actions prohibited by the Investment Agreement and to ensure that the Loan will not rank subordinate to any other obligations of the Borrower.

The foregoing summary of the Investor Loan Agreement, Security Agreement and Patent Security Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Investor Loan Agreement (which includes the Security Agreement and Patent Security Agreement as exhibits), which is filed as Exhibit 99.6 to this Statement and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Initial Statement are hereby amended and replaced with the following:

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(a)	The Reporting Person directly owns 19,624,741 shares of Common Stock, representing approximately 12.5% of the Issuer’s issued and outstanding shares of Common Stock (based on 156,409,142 shares of Common Stock outstanding as of October 18, 2022, as represented by the Issuer in the Investment Agreement). In addition, as described in Item 4 of this Statement, as a result of the Voting Support Agreements, the Reporting Person may be deemed to be the beneficial owner of 66,501,137 shares of Common Stock. Subject to the terms and conditions of the Voting Support Agreements, and based on the share holdings of the parties to the Voting Support Agreements as of October 27, 2022, the Reporting Person is entitled to cast a total of 86,125,878, or 55.1%, of the total votes that may be cast by the Issuer’s stockholders as of such date (based on 156,409,142 shares of Common Stock).

(b)	The Reporting Person has the sole power to vote and dispose of 19,624,741 shares of Common Stock. As a result of the Voting Support Agreements, the Resulting Person could be deemed to have shared power to vote and dispose of 66,501,137 shares of Common Stock that are subject to the Voting Support Agreements, of which Dr. Jun Pei, the Issuer’s President and Chief Executive Officer and Chairman of the Board, has the power to vote and dispose of 30,174,923 shares of Common Stock (including 28,950,306 shares of Common Stock owned by the Pei 2000 Trust of which Dr. Pei is a trustee), Dr. Jun Ye, a member of the Board, has the power to vote and dispose of 25,916,966 shares of Common Stock (including 5,098,470 shares of Common Stock owned by the Lynnelle Lin Ye Irrevocable Trust, the Brion Qi Ye Irrevocable Trust and the Ye-Wang Family Trust, of which Dr. Ye is a trustee), and Dr. Mark McCord, the Issuer’s Chief Technology Officer, has the power to vote and dispose of 10,409,248 shares of Common Stock owned by the McCord Trust, of which Dr. McCord is a trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the Investment Agreement, the form of Voting Support Agreement, the Secured Term Loan Agreement and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.4	Investment Agreement, dated October 27, 2022, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Commission on October 27, 2022).
99.5	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed with the Commission on October 27, 2022).
99.6	Secured Term Loan Agreement, dated October 27, 2022, by and between Cepton Technologies, Inc. and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed with the Commission on October 27, 2022).

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2022

KOITO MANUFACTURING CO., LTD.

By:	/s/ Hideharu Konagaya
Name:	Hideharu Konagaya
Title:	Senior Managing Director